Exhibit 99.1

NICE Reports 9% Increase in Non-GAAP Revenues to $250 Million and 13%
Increase in Non-GAAP EPS to $0.70 for the Third Quarter of 2014

Ra’anana, Israel, November 5, 2014 - NICE Systems (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2014.

“We are very pleased with our strong performance for the third quarter,” said Barak Eilam, CEO of NICE. “These results reflect the initial impact of the plan we began to execute in the second quarter of this year. This plan included a focus on improving execution, streamlining the business and increasing profitability. We have made good progress so far - organic growth accelerated and profitability improved. Additionally, analytic applications, which are at the core of our strategy, continue to perform well.

“We are in the right markets at the right time as demand around the key drivers of our business, including customer experience, compliance and regulation and security, continues to be strong from organizations worldwide.  With continued robust demand for our products and a solid pipeline, we believe we are well positioned for a strong finish to the year.”

Dividend Declaration

The company declared a cash dividend for the third quarter of 2014 of $0.16 per share. The record date will be November 17th, 2014 and the payment date will be December 2nd, 2014. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2014 non-GAAP total revenues were $250.0 million, up 8.6% from $230.1 million for the third quarter of 2013.

Gross Profit: Third quarter 2014 non-GAAP gross profit increased to $162.6 from $151.2 million in the third quarter of 2013. Non-GAAP gross margin was 65.0% compared to 65.7% in the third quarter of 2013.

Operating Income: Third quarter 2014 non-GAAP operating income and non-GAAP operating margin increased to $47.0 million and 18.8%, respectively, from $42.2 million and 18.4%, respectively for the third quarter of 2013.

Net Income: Third quarter 2014 non-GAAP net income and non-GAAP net margin increased to $42.5 million and 17.0%, respectively, from $38.2 million and 16.6%, respectively for the third quarter of 2013.

Fully Diluted Earnings per Share: Third quarter 2014 non-GAAP fully diluted earnings per share increased 12.9% to $0.70, compared to $0.62 for the third quarter of 2013.

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2014 total revenues increased 8.7% to $249.9 million compared to $229.9 million for the third quarter of 2013.

Gross Profit: Third quarter 2014 gross profit and gross margin increased to $153.9 million and 61.6%, respectively, compared to $139.3 million and 60.6%, respectively in the third quarter of 2013.

Operating Income: Third quarter 2014 operating income and operating margin increased to $24.9 million and 10.0%, respectively, compared to $15.8 million and 6.9%, respectively in the third quarter of 2013.

Net Income: Third quarter 2014 net income and net margin were $26.9 million and 10.8%, respectively, compared to a loss of $3.7 million in the third quarter of 2013.

Fully Diluted Earnings per Share: Fully diluted earnings per share for the third quarter of 2014 were $0.44 compared to fully diluted loss per share of $0.06 for the third quarter of 2013.

Operating Cash Flow and Cash Balance: Third quarter 2014 operating cash flow was $33.8 million. In the third quarter, $32.4 million was used for share repurchases and $9.4 million for dividends. As of September 30, 2014, total cash and cash equivalents, and short and long term investments were $449.2 million, with no debt.

Fourth Quarter and Full Year 2014 Guidance:

Fourth Quarter 2014: Fourth quarter 2014 non-GAAP total revenues are expected to be in a range of $285 million to $300 million. Fourth quarter 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $0.89 to $1.01

Full Year 2014: Full year 2014 non-GAAP total revenues are expected to be in a range of $1,003 million to $1,018 million. Full year 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $2.73 to $2.85.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, November 5th, 2014 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 235 027 71.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 70546353.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, certain business combination accounting entries, tax settlement and “trapped profits” release one time payment and tax adjustments re Non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$91,383	$86,127	$256,322	$260,895
Services	158,558	143,736	461,200	418,170
Total revenue	249,941	229,863	717,522	679,065

Cost of revenue:
Product	29,608	28,642	87,834	85,146
Services	66,474	61,920	191,980	177,268
Total cost of revenue	96,082	90,562	279,814	262,414

Gross profit	153,859	139,301	437,708	416,651

Operating Expenses:
Research and development, net	36,929	34,536	110,492	97,597
Selling and marketing	62,045	58,277	186,191	176,779
General and administrative	23,224	22,865	65,167	64,466
Amortization of acquired intangible assets	4,544	7,591	16,384	23,866
Restructuring expenses	2,176	211	5,552	211
Total operating expenses	128,918	123,480	383,786	362,919

Operating income	24,941	15,821	53,922	53,732

Finance and other income, net	823	806	2,125	3,010

Income before taxes on income	25,764	16,627	56,047	56,742
Taxes on income (tax benefit)	(1,128)	20,335	3,047	25,683

Net income (loss)	$26,892	$(3,708)	$53,000	$31,059

Basic earnings (loss) per share	$0.46	$(0.06)	$0.89	$0.51

Diluted earnings (loss) per share	$0.44	$(0.06)	$0.87	$0.50

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	58,939	60,497	59,500	60,413
Diluted earnings (loss) per share	60,475	60,497	61,012	61,855

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2014	2013	2014	2013
GAAP revenues	$249,941	$229,863	$717,522	$679,065
Valuation adjustment on acquired deferred product revenue	-	10	-	117
Valuation adjustment on acquired deferred service revenue	32	238	677	832
Non-GAAP revenues	$249,973	$230,111	$718,199	$680,014

GAAP cost of revenue	$96,082	$90,562	$279,814	$262,414
Amortization of acquired intangible assets on cost of product	(7,631)	(9,403)	(25,353)	(28,209)
Amortization of acquired intangible assets on cost of services	-	(977)	(327)	(2,947)
Valuation adjustment on acquired deferred cost of services	-	9	-	18
Cost of product revenue adjustment (1,2,4)	(328)	(161)	(525)	(406)
Cost of services revenue adjustment (1,2,3)	(708)	(1,163)	(3,750)	(3,109)
Non-GAAP cost of revenue	$87,415	$78,867	$249,859	$227,761

GAAP gross profit	$153,859	$139,301	$437,708	$416,651
Gross profit adjustments	8,699	11,943	30,632	35,602
Non-GAAP gross profit	$162,558	$151,244	$468,340	$452,253

GAAP operating expenses	$128,918	$123,480	$383,786	$362,919
Research and development (1,2,3)	(145)	(860)	(2,073)	(1,940)
Sales and marketing (1,2,3)	(3,331)	(2,778)	(10,574)	(7,065)
General and administrative (1,2,3)	(3,182)	(1,954)	(10,391)	(6,028)
Amortization of acquired intangible assets	(4,544)	(7,591)	(16,384)	(23,866)
Acquisition related expenses (4)	-	(1,091)	(220)	(1,091)
Restructuring expenses	(2,176)	(211)	(5,552)	(211)
Non-GAAP operating expenses	$115,540	$108,995	$338,592	$322,718

GAAP finance & other income, net	$823	$806	$2,125	$3,010
Acquisition related expenses (4)	-	126	-	126
Amortization of an investment in affiliate	180	-	361	-
Non-GAAP finance & other income, net	$1,003	$932	$2,486	$3,136

GAAP taxes on income	$(1,128)	$20,335	$3,047	$25,683
"Trapped profits" one time payment and tax settlement	-	(19,189)	-	(19,189)
Tax adjustments re non-GAAP adjustments	6,672	3,786	17,234	12,850
Non-GAAP taxes on income	$5,544	$4,932	$20,281	$19,344

GAAP net income (loss)	$26,892	$(3,708)	$53,000	$31,059
Valuation adjustment on acquired deferred revenue	32	248	677	949
Valuation adjustment on acquired deferred cost of services	-	(9)	-	(18)
Amortization of acquired intangible assets	12,175	17,971	42,064	55,022
Share-based compensation (1)	7,694	6,732	22,602	17,974
Re-organization expenses (2)	-	193	4,711	553
Acquisition related compensation expense (3)	-	(13)	-	17
Acquisition related expenses (4)	-	1,221	220	1,221
Restructuring expenses	2,176	211	5,552	211
Amortization of an investment in affiliate	180	-	361	-
Tax settlement and "trapped profits" release one time payment	-	19,189	-	19,189
Tax adjustments re non-GAAP adjustments	(6,672)	(3,786)	(17,234)	(12,850)
Non-GAAP net income	$42,477	$38,249	$111,953	$113,327

GAAP diluted earnings (loss) per share	$0.44	$(0.06)	$0.87	$0.50

Non-GAAP diluted earnings per share	$0.70	$0.62	$1.83	$1.83

Shares used in computing GAAP diluted earnings (loss) per share	60,475	60,497	61,012	61,855

Shares used in computing Non-GAAP diluted earnings per share	60,475	61,979	61,012	61,855

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2014	2013	2014	2013
	Cost of product revenue	$(328)	$(157)	$(525)	$(397)
	Cost of service revenue	(708)	(1,163)	(3,114)	(2,986)
	Research and development	(145)	(876)	(2,015)	(1,927)
	Sales and marketing	(3,331)	(2,593)	(9,955)	(6,754)
	General and administrative	(3,182)	(1,943)	(6,993)	(5,910)
		$(7,694)	$(6,732)	$(22,602)	$(17,974)
(2)	Re-organization expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2014	2013	2014	2013
	Cost of product revenue	$-	$-	$-	$(5)
	Cost of service revenue	-	-	(636)	(123)
	Research and development	-	-	(58)	-
	Sales and marketing	-	(182)	(619)	(307)
	General and administrative	-	(11)	(3,398)	(118)
		$-	$(193)	$(4,711)	$(553)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		September 30,		September 30,
		2014	2013	2014	2013
	Research and development	$-	$16	$-	$(13)
	Sales and marketing	-	(3)	-	(4)
		$-	$13	$-	$(17)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2014	2013	2014	2013
	Cost of product revenue	$-	$(4)	$-	$(4)
	Research and development	-	(109)	-	(109)
	Sales and marketing	-	(105)	(9)	(105)
	General and administrative	-	(877)	(211)	(877)
	Other expense, net	-	(126)	-	(126)
		$-	$(1,221)	$(220)	$(1,221)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2014	2013
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$118,937	$119,545
Short-term investments	86,760	82,826
Trade receivables	170,565	189,323
Other receivables and prepaid expenses	37,371	39,849
Inventories	14,082	13,448
Deferred tax assets	15,784	15,625

Total current assets	443,499	460,616

LONG-TERM ASSETS:
Long-term investments	243,489	240,782
Other long-term assets	36,837	33,253
Property and equipment, net	42,650	44,343
Other intangible assets, net	126,791	170,125
Goodwill	700,975	707,939

Total long-term assets	1,150,742	1,196,442

TOTAL ASSETS	$1,594,241	$1,657,058

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$18,199	$25,962
Deferred revenues and advances from customers	165,092	144,536
Accrued expenses and other liabilities	182,963	213,693

Total current liabilities	366,254	384,191

LONG-TERM LIABILITIES:
Deferred tax liabilities	26,018	37,841
Other long-term liabilities	30,008	30,230

Total long-term liabilities	56,026	68,071

SHAREHOLDERS' EQUITY	1,171,961	1,204,796

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,594,241	$1,657,058

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income (loss)	$26,892	$(3,708)	$53,000	$31,059
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	17,123	22,812	57,203	69,181
Stock based compensation	7,691	6,732	22,595	17,973
Excess tax benefit from share-based payment arrangements	(395)	(353)	(683)	(363)
Amortization of premium and discount and accrued interest on marketable securities*	599	533	1,616	3,517
Deferred taxes, net	(3,346)	(5,157)	(13,908)	(14,398)
Changes in operating assets and liabilities:
Trade Receivables	1,407	(3,664)	17,492	(3,669)
Other receivables and prepaid expenses	652	1,392	229	(3,961)
Inventories	1,051	455	(908)	(1,379)
Trade payables	(5,340)	(1,425)	(7,587)	3,517
Accrued expenses and other current liabilities	(1,649)	(3,302)	(32,020)	(22,036)
Deferred revenue	(10,930)	(30,588)	21,705	(1,763)
Other*	7	638	(625)	46

Net cash provided by (used in) operating activities	33,762	(15,635)	118,109	77,724

Investing Activities

Purchase of property and equipment	(3,795)	(7,033)	(12,850)	(15,359)
Proceeds from sale of property and equipment	16	19	36	23
Purchase of Investments	(19,658)	(28,697)	(105,241)	(203,578)
Proceeds from Investments	23,879	70,807	97,367	198,881
Capitalization of software development costs	(228)	(236)	(704)	(815)
Payments for other investments	(5)	(21,361)	(906)	(21,361)
Proceeds upon the realization of investment in an affiliate	-	588	-	588

Net cash provided by (used in) investing activities	209	14,087	(22,298)	(41,621)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	3,676	12,367	15,506	27,387
Purchase of treasury shares	(32,399)	(16,573)	(81,578)	(39,565)
Dividends paid	(9,437)	(9,693)	(28,701)	(19,349)
Excess tax benefit from share-based payment arrangements	395	353	683	363

Net cash used in financing activities	(37,765)	(13,546)	(94,090)	(31,164)

Effect of exchange rates on cash and cash equivalents	(2,900)	294	(2,329)	(585)

Net change in cash and cash equivalents	(6,694)	(14,800)	(608)	4,354
Cash and cash equivalents, beginning of period	125,631	117,750	119,545	98,596

Cash and cash equivalents, end of period	$118,937	$102,950	$118,937	$102,950

*Certain comparative figures have been reclassified to conform to the current year presentation.